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                                                                 Exhibit (a)(14)

            UNITED TECHNOLOGIES CORPORATION EXTENDS TENDER OFFER FOR INTERNATIONAL COMFORT PRODUCTS CORPORATION TO AUGUST 9, 1999

     HARTFORD, CT, July 28, 1999 (8:30 p.m.) - United Technologies Corporation ("UTC") (NYSE: UTX) and Titan Acquisitions, Ltd. ("Titan"), a wholly-owned subsidiary of UTC, today announced that they have extended the expiration date for the tender offer (the "Offer") for all shares of International Comfort Products Corporation ("ICP") (AMEX: ICP) to 12:00 midnight, Toronto time, on Monday, August 9, 1999. The Offer had originally been scheduled to expire at 12:00 midnight, Toronto time, on Wednesday, July 28, 1999.

     Under the terms of the Pre-Acquisition Agreement, dated June 23, 1999, among Titan, UTC and ICP, the Offer is conditioned upon, among other things, the approval by a Minister of the federal Cabinet of Canada of the application submitted by Titan on July 6, 1999 under the Investment Canada Act. Such approval has not yet been received. A Minister has 45 days from the receipt of such application to make his determination and may extend this period for an additional 30 days.

     As of 6:00 p.m., Toronto time, on Wednesday, July 28, 1999, 38,273,502 ordinary shares of ICP were validly tendered in connection with the Offer comprising approximately 93.8% of the outstanding ordinary shares of ICP (or approximately 89.5% on a fully diluted basis).